Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Condensed Interim Financial Statements for the

Three months ended March 31, 2025

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the condensed interim unaudited financial statements for the three months ended March 31, 2025 and 2024 and the notes thereto, and the audited financial statements and notes thereto for the years ended December 31, 2024 and 2023. The condensed interim unaudited financial statements and the notes thereto for the three months ended March 31, 2025 and 2024 have not been reviewed by the Company’s auditors.

The financial statements, including comparatives, have been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s financial statements are expressed in Canadian (CDN) Dollars which is the Company’s functional currency. All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at May 30, 2025.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements may include, among others, statements regarding future plans, costs, projections, objectives, economic performance, or the assumptions underlying any of the foregoing. In this MD&A, words such as “may”, “would”, “could”, “will”, “likely”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “hopeful”, “objective”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “optimistic” and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of significant risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements in this MD&A as the plans, assumptions, intentions, estimations, projections, expectations or factors upon which they are based might vary or might not occur. The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and are subject to change after such date. The Company undertakes no obligation to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Description of Business

The Company is a junior mineral exploration company.

1

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource prospects.

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents on www.Sedar.com. The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ”, and in the USA, the Company's common shares trade on the OTC Pink tier of the OTC markets under the trading symbol “HHHEF”. The Company’s office is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia V6C 3A8, Canada, and its registered and records office is located at Suite 3200 - 650 West Georgia Street, Vancouver, British Columbia V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc., at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. The Company’s auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, at 1500-1140 West Pender Street, Vancouver, British Columbia V6E 4G1. The facsimile number is (604) 689-2778.

Results of Operations

For the three months ended March 31, 2025:

•	The Company’s operating expenses were $25,505 as compared to $68,295 for the corresponding period in 2024.

•	The Company recorded net loss and comprehensive loss of $25,505 as compared to a net loss and comprehensive loss of $68,295 during the corresponding period in 2024.

•	The basic and diluted loss per common share was $0.00 as compared to a basic and diluted loss of $0.00 during the corresponding period in 2024.

•	The Company’s total assets were $ 159,043 as compared to total assets of $120,596 during the corresponding period in 2024 (December 31, 2024: $170,656).

•	The Company’s total liabilities were $ 770,005 as compared to total liabilities of $749,688 during the corresponding period in 2024 (December 31, 2024: $763,523).

•	The Company had a working capital deficiency of $715,464 as compared to a working capital deficiency of $733,594 during the corresponding period in 2024 (December 31, 2024: working capital deficiency of $697,369).

The Company is presently not a party to any legal proceedings whatsoever.

Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot Digital Inc. (“Jackpot’) and the Company’s President and CEO, on January 25, 2021 the Company issued a total of 2,957,406 common shares of the Company at a deemed price of $0.25 per common share (the “Debt Settlement Shares of the Company”), of which Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired 615,395 Debt Settlement Shares of the Company. As of the date of this MD&A, Jackpot owns 607,377 common shares of the Company representing 3.99% of the issued and outstanding common shares of the Company.

2

At the Company’s Annual General Meeting, which was held on December 10, 2024, the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Neil Spellman and the election of Mathieu McDonald as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During 2019, the Company had intended to issue up to 800,000 flow-through units of the Company at a price of $0.25 per unit for gross proceeds to the Company of $200,000 in order to use the proceeds of this financing towards mineral exploration work expenditures located in the Province of British Columbia. However, due to the Covid-19 pandemic the Company was able to raise only the amount of $20,000 for which the Company has issued 80,000 flow-through units of the Company. Each flow-through unit consisted of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. During the year-ended December 31, 2022, the Company made a formal application to Canada Revenue Agency and cancelled the Company’s flow-through share application which was submitted during the year ended December 31, 2020. On January 15, 2023, the non-flow through share purchase warrants expired unexercised.

In relation to the flow-through share private placement completed during January 2021, the Company was committed to incur and renounce $20,000 in Canadian exploration expenditures by December 31, 2022.  The Company was unable to incur the $20,000.  The Company has agreed to indemnify the flow-through shareholder for certain costs incurred by the shareholder as a result of the Company not meeting its obligation to spend the flow-through share proceeds on qualifying Canadian exploration expenditures in compliance with the applicable tax rules and pursuant to the share subscription agreement.  As at December 31, 2024 and March 31, 2025, the Company has included a provision for indemnification of the flow through shareholder for an amount of $10,000 in accounts payable.

On May 15, 2023, the Company closed the non-brokered private placement financing which was announced in December 2022 for gross proceeds of $150,000 through the issuance of 6,000,000 units of the Company at $0.025 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years.

On June 5, 2023, the Company announced a non-brokered private placement offering to raise funds for gross proceeds of up to $100,000 by the issuance of up to 4,000,000 flow-through units of the Company at the price of $0.025 per unit. On July 24, 2023, the Company closed the flow-through share offering through the issuance of 2,000,000 flow-through units of the Company at $0.025 per unit for gross proceeds of $50,000. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.05 for a period of five years. The funds raised from this financing were utilized towards exploration work expenditures on the Company’s mineral property located in the Province of British Columbia. In the event that the Company’s shares trade on the CSE at $0.20 per share or above for a period of 10 consecutive trading days, a forced exercise provision will come into effect for the warrants issued in connection with this financing. In relation to the flow-through private placement, the Company was committed to incur and renounce $50,000 in Canadian exploration expenditures by December 31, 2024. As at December 31, 2023, the Company incurred $44,991 and had renounced the $50,000 with the remaining $5,009 spent during January 2024.

3

On March 27, 2024, the Company announced a private placement to raise gross proceeds of up to $30,000 by issuing up to 300,000 units of the Company, at the price of $0.10 per unit. Each unit will consist of one (1) common share of the Company and one (1) share purchase warrant to purchase an additional common share of the Company, at the price of $0.15 per common share, for a period of three (3) years from the closing date. On September 20, 2024, the Company closed the private placement with gross proceeds of $29,000 and issued a total of 290,000 units of the Company.

On October 1, 2024, the Company announced a private placement to raise gross proceeds of up to $200,000 by issuing up to 2,000,000 units of the Company, at the price of $0.10 per unit. Each unit will consist of one (1) common share of the Company and one (1) share purchase warrant to purchase an additional common share of the Company, at the price of $0.15 per common share, for a period of three (3) years from the closing date. On October 31, 2024 and December 10, 2024, the Company closed two tranches for gross proceeds of $117,000 and issued a total of 1,170,000 units of the Company.

Mineral Properties

1.       Extra High Claims

The Extra High property is located in south-central British Columbia, approximately 60 kilometres north of the City of Kamloops, British Columbia, Canada and 22 km east of the town of Barriere. It lies on the southwest side of Samatosum Mountain, located north of Skwaam Bay on Adams Lake. It is centred at 51°08'03" N latitude and 119°49'16" W longitude. It consists of five contiguous BC MTO mineral titles in the Kamloops Mining Division and covers an area of 649 hectares.

During 2023 the Company hired the services of Discovery Consultants of Vernon, British Columbia (“Discovery “) to plan, conduct, and complete the Company’s exploration work program on the Extra High Property (the “Company’s 2023 Exploration Work Program”). The Company’s 2023 Exploration Work Program consisted of 2 Phases. The Company incurred $20,000 of exploration related expenditures for Phase 1, and the Company incurred $30,501 of exploration related expenditures for Phase 2, for a total amount of $50,501.

The mineral claims covering the Extra High Property are valid until December 28, 2028.

As at December 31, 2024 and March 31, 2025, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

The Extra High Property is subject to a 1.5% Net Smelter Returns Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

2.       Ontario Mineral Leases (Lithium)

During the year ended December 31, 2008, the Company sold all of its Ontario Mineral Leases (Lithium). In the event that at a future date the Ontario Mineral Leases (Lithium) are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production from the Ontario Mineral Leases (Lithium).

4

First Quarter (March 31, 2025)

During the three months [first quarter] period ended March 31, 2025:

•	The Company had a net loss and comprehensive loss of $25,505 as compared to a net loss and comprehensive loss of $68,295 or $0.00 per share during the same three month [first quarter] period ended March 31, 2024.

•	The Company’s Operating costs were $25,505 as compared to operating costs of $68,295 for the same three month [first quarter] period ended March 31, 2024.

 Summary of Quarterly Results

For the Quarterly Periods ended:	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
Total Revenues	0	0	0	0
Net income/(loss) and Comprehensive income/(loss)	(25,505)	(64,440)	(33,790)	(42,468)
Income/(loss) per share	(0.00)	(0.00)	(0.00)	(0.00)

For the Quarterly Periods ended:	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
Total Revenues	0	0	0	0
Net income/(loss) and Comprehensive income/(loss)	(68,295)	(35,061)	(21,948)	27,072
Income/(loss) per share	(0.00)	(0.00)	(0.00)	(0.00)

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities:

•	The Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth.

•	There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

•	Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.

5

•	Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

•	The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interest in its mineral exploration property cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interest in the Extra High mineral exploration property. A drop in the availability of equity financings will likely impede spending on mineral properties which can affect the Company.

•	The Company has outstanding debts, has working capital deficiency, has no revenues, has incurred operating losses, and has no assurances whatsoever that sufficient funding can be available for the Company to continue its operations uninterruptedly.

•	The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2025, the Company shall require additional financing to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financing through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financing in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at March 31, 2025:

•	The Company’s total assets were $159,043 as compared to total assets of $120,596 during the corresponding period in 2024 (December 31, 2024: $170,656).

•	The Company’s total liabilities were $ 770,005 as compared to total liabilities of $749,688 during the corresponding period in 2024 (December 31, 2024: $763,523).

6

•	the Company had $53,392 in cash as compared to $11,303 in cash for the corresponding period in 2024 (December 31, 2024: $59,922).

•	the Company had GST/HST receivable in the amount of $ 1,149 as compared to $4,791 for the corresponding period in 2024 (December 31, 2024: $6,232).

Private Placement Financings

There were no share transactions during the three months ended March 31, 2025.

During the year ended December 31, 2024, the following transaction occurred:

i)	On October 31, 2024 and December 10, 2024, the Company closed two tranches of private placement which was announced on October 1, 2024 for gross proceeds of $117,000 and issued 1,170,000 units of the Company. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.15 per common share for a period of three (3) years. The Company paid a finder’s fee of $1,500 in cash and issued 15,000 share purchase warrants exercisable for two (2) years at the price of $0.15 per share. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws.

ii)	On September 20, 2024, the Company closed a non-brokered private placement financing for gross proceeds of $29,000 through the issuance of 290,000 units of the Company at $0.10 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.15 per common share for a period of three (3) years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. Based on the residual value the warrants were valued at $nil.

During the year ended December 31, 2021, the following share transactions occurred:

i)	On January 15, 2021, the Company issued 80,000 flow-through units for proceeds of $20,000. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. During the year-ended December 31, 2022, the Company made a formal application to Canada Revenue Agency and cancelled the Company’s flow-through share application which was submitted during the year ended December 31, 2020. As at December 31, 2024 and 2023, the Company has included a provision for indemnification of the flow through shareholder for an amount of $10,000 in accounts payable.

Loan Payable

During May 2021, an arm’s length party lent the Issuer the amount of $50,000. As of March 31, 2025, the $20,000 of the loan is outstanding and has accrued interest in the amount of $17,997.

7

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 25%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

On October 29, 2021, the Company entered into an Addendum to the convertible debentures whereby the maturity date of the principal amount totaling $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and Lender has been reached.

As at March 31, 2025, the Company recorded interest expense of $7,500 (December 31, 2024 - $30,000). As of March 31, 2025, $250,000 of the convertible debentures are outstanding plus the accrued interest of $307,089 (December 31, 2024 - $299,589).

Warrants

As at March 31, 2025, a total of 10,675,000 share purchase warrants exercisable at the price of $0.05 and $0.15 per warrant share were outstanding. As of the date of this MD&A, there are 10,675,000 share purchase warrants outstanding.

While there are no assurances whatsoever that any warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Stock Options

As at March 31, 2025, a total of 1,900,000 were granted to directors, officers and consultants exercisable at $0.10 per share for a period of three (3) years (December 31, 2024 – 1,900,000).

The weighted average remaining contractual life for options outstanding at March 31, 2025 is 2.01 years (March 31, 2024 – 2.83 years).

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. Accordingly, share-based payments of $4,559 (March 31, 2024 - $37,550) were recognized as employee benefits and $2,851 (March 31, 2024 - $12,715) was recognized as consulting fees for options granted to consultants.

Material Accounting Policy Information

The condensed interim financial statements for the three months ended March 31, 2025 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

8

The Material Accounting Policies are detailed in Note 4 of the Company’s condensed interim financial statements for the three months ended March 31, 2025.

Effective January 1, 2019, the Company adopted IFRS 16 which supersedes IAS 17 Leases (“IAS 17”). The Company has applied the new standard using the modified retrospective approach with no restatement of comparative periods. There were no adjustments to retained earnings as a result of adoption. The Company has elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Company relied on its previous assessment made under IAS 17 and IFRIC 4 Determining whether an arrangement contains a lease. The definition of a lease under IFRS 16 was applied only to contracts entered into or modified on or after January 1, 2019.

On transition to IFRS 16, the Company did not recognize any lease assets or liabilities as its operating leases had a remaining term of less than 12 months from the date of initial application.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

During the last several years commodity prices have fluctuated significantly, and should this trend continue, or should commodity prices remain at current levels, then companies such as 37 Capital will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space and certain employees with Jackpot, a company related by certain common key management personnel.

The Company has an office lease agreement with Jackpot. Under the agreement, the Company is entitled to have office space from Jackpot at a monthly rate of $1,000 plus applicable taxes. Furthermore, Jackpot or the Company may terminate this agreement by giving each other three months’ notice in writing.

The Company has an office support services agreement with Jackpot which has been extended until September 30, 2025. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other three months’ notice in writing.

Jackpot is related to the Company by virtue of the fact that Jackpot has certain directors and officers who are also directors and officers of the Company.

The amounts due to related parties are unsecured, payable on demand, which consist of the following:

	March 31, 2025	December 31, 2024
Entities controlled by directors (non-interest-bearing)	$116,369	$110,069
	$116,369	$110,069

9

During the three-month period ended March 31, the following amounts were charged by related parties:

	2025	2024
Interest charged on amounts due to related parties	$—	$—
Rent charged by entities with common directors	3,000	3,000
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors	3,000	3,500
	$6,000	$6,500

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the principal amount and the accrued interest to the two directors. On October 29, 2021 the Company entered into an Addendum to the Convertible Debentures whereby the maturity date of the principal amount of $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and Lender has been reached.

The convertible debentures and accrued interest of $557,089 (December 31, 2024 - $549,589) are owed to the Chief Executive Officer, and to a former director of the Company.

As of the date of this MD&A, Jackpot owns 607,377 common shares of the Company representing 3.99% of the Company’s issued and outstanding common shares.

On December 10, 2024 an insider of the Company subscribed for 520,000 units in the capital of the Company at $0.10 per unit in the private placement financing.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)

Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

10

(b)

Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, due to related parties, loan payable and convertible debentures approximate their carrying values due to the short-term maturity of these instruments.

IFRS establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(c)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At March 31, 2025, the Company had cash of $53,392 (December 31, 2024 - $59,922) available to apply against short-term business requirements and current liabilities of $770,005 (December 31, 2024 - $763,523). All of the current liabilities are due within 90 days. Amounts due to related parties are due on demand. As of March 31, 2025, two convertible debentures together with the accrued interest for a total amount of $557,089 are outstanding, and the loan payable in the amount of $20,000 plus accrued interest in the amount of $17,997 are due. Liquidity risk is assessed as high.

(e)

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at March 31, 2025, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and the fixed interest rate on the outstanding convertible debentures.

11

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Condensed Interim Financial Statements for the three months ended March 31, 2025 and 2024.

Capital Stock

Authorized share capital: Unlimited number of common shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at May 30, 2025	15,205,947	Nil	N/A	N/A
Warrants	15,000 250,000 750,000 200,000 290,000 650,000 520,000 6,000,000 2,000,000 10,675,000	Nil	$ 0.15 $ 0.05 $ 0.05 $ 0.05 $ 0.15 $ 0.15 $ 0.15 $ 0.05 $ 0.05	October 31, 2026 August 31, 2027 October 7, 2027 October 31, 2027 September 20, 2027 October 31, 2027 December 4, 2027 May 15, 2028 July 24, 2028
Stock Options	1,900,000	Nil	$ 0.10	January 29, 2027 – December 5, 2027
Fully Diluted as at May 30, 2025	27,780,947	Nil

Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit. However, there are no assurances whatsoever that Management’s efforts shall succeed.

12